FORTY SEVEN, INC.

1490 O’Brien Drive, Suite A

Menlo Park, California 94025

July 10, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attn:	Ms. Suzanne Hayes, Assistant Director
Ms. Ada Sarmento, Attorney Advisor

RE:	Forty Seven, Inc.
Registration Statement on Form S-3
Filed July 1, 2019
File No. 333-232498

Ladies and Gentlemen:

Forty Seven, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on July 12, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John McKenna and Eric Jensen of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Eric Jensen at (650) 843-5049.

[SIGNATURE PAGE FOLLOWS]

Very truly yours, FORTY SEVEN, INC.

By:	/s/ Ann D. Rhoads
Name:	Ann D. Rhoads
Title:	Chief Financial Officer

cc:	Eric C. Jensen, Cooley LLP

John T. McKenna, Cooley LLP

Sarah K. Solum, Davis Polk & Wardwell LLP

Bryan Quinn, Davis Polk & Wardwell LLP

[COMPANY SIGNATURE PAGE TO ACCELERATION REQUEST]